UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue

Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: November 27, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Reports

Third Quarter 2012 Financial Results

3Q12 Revenue was RMB75.4 Million ($12.0 Million)

3Q12 Net Income was RMB2.5 Million ($0.4 Million)

3Q12 Non-GAAP Adjusted Net Income was RMB11.6 Million ($1.8 Million)

Live conference call to be held Monday, November 26, 2012 at 8:00 am ET

Beijing, China, November 25, 2012 – China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced its unaudited financial results for the third quarter of 2012.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased to report a solid third quarter that has demonstrated steady sales performance and continuing progress with non-GAAP profitability. Revenue of RMB69.9 million from Baquting, our flagship product, was largely in line with our target. Sales volume of Baquting has consistently increased during the first three quarters of this year. We are encouraged by overall longitudinal improvements that the Company has made so far for 2012.”

Chairman Xue continued, “We recently celebrated the 15th anniversary of Nuokang. During the past decade and a half, our management and staff have striven to make Nuokang one of China’s leading biopharmaceutical companies. We are extremely grateful for the support of our investors and very proud of the market-leading position we have achieved in the hemocoagulase sector. We also see tremendous potential with our increasingly diversified product portfolio. We remain committed to investing in R&D to support innovation of novel products as well as improvements to our proven product lines.”

Third Quarter 2012 Financial Highlights

•	Revenue was RMB75.4 million ($12.0 million)[1], compared to RMB87.2 million in the prior year period;

•	Baquting revenue was RMB69.9 million ($11.1 million), compared to RMB83.9 million in the prior year period;

•	Gross profit was RMB66.4 million ($10.6 million), compared to RMB75.5 million in the prior year period;

•	Gross margin was 88.0%, compared to 86.6% in the prior year period;

•	Operating income was RMB5.1 million ($0.8 million), compared to RMB16.5 million in the prior year period;

•	Net income was RMB2.5 million ($0.4 million), or RMB0.13 ($0.02) per diluted ADS[2], compared to RMB7.6 million, or RMB0.39 per diluted ADS, in the prior year period; and

•	Non-GAAP adjusted net income was RMB11.6 million ($1.8 million), compared to RMB13.1 million in the prior year period.

Third Quarter 2012 Financial Performance

Revenue for the third quarter of 2012 was RMB75.4 million ($12.0 million), compared to RMB87.2 million in the third quarter of 2011. Revenue from Baquting decreased to RMB69.9 million ($11.1 million) in the third quarter of 2012 from RMB83.9 million in the third quarter of 2011 but was in line sequentially with RMB68.9 million in the second quarter of 2012. In terms of volume, Baquting sales saw both annual and sequential increases during the reporting period. The year-on-year decrease in Baquting revenue was primarily attributable to changes in the Company’s sales channel mix during the period. Baquting revenue as a percentage of total revenue was 92.7% in the third quarter of 2012, compared to 96.1% in the third quarter of 2011. Revenue from other products was RMB5.5 million ($0.9 million) in the third quarter of 2012, compared to RMB3.3 million in the third quarter of 2011, mainly attributable to increased Kaitong sales.

[1]	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2012, were made at the noon buying rate of RMB6.2848 to USD1.00 on September 28, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.
[2]	The Company’s American Depositary Shares, which are traded on the NASDAQ, each of which represents eight ordinary shares of the Company.

Gross profit for the third quarter of 2012 was RMB66.4 million ($10.6 million), compared to RMB75.5 million for the third quarter of 2011. Gross margin for the third quarter of 2012 was 88.0%, an increase from 86.6% in the third quarter of 2011.

Operating income for the third quarter of 2012 was RMB5.1 million ($0.8 million), compared to RMB16.5 million for the third quarter of 2011. The year-over-year decrease was primarily attributable to expenses relating to the Company’s going-private transaction.

Research and development expenses for the third quarter of 2012 were RMB4.1 million ($0.7 million), compared to RMB4.6 million for the third quarter of 2011. Research and development expenses as a percentage of revenue was 5.5% for the third quarter of 2012, which was largely in line with 5.3% for the third quarter of 2011 and within the Company’s expected range.

Selling, marketing and distribution expenses for the third quarter of 2012 were RMB37.6 million ($6.0 million), compared to RMB41.6 million for the third quarter of 2011. Selling, marketing and distribution expenses as a percentage of revenue for the third quarter of 2012 was 49.9%, which was largely in line with 47.7% in the third quarter of 2011. Selling, marketing and distribution expenses for the third quarter of 2012 primarily consisted of the Company’s investment in sales and marketing for Baquting as well as the Company’s continued investment in the commercialization of Kaitong and ALA.

General and administrative expenses for the third quarter of 2012 were RMB19.5 million ($3.1 million), compared to RMB12.8 million for the third quarter of 2011. The increase in general and administrative expenses was primarily attributable to the Company’s privatization expenses amounting to RMB7.6 million ($1.2 million).

Provision for income taxes for the third quarter of 2012 was RMB3.6 million ($0.6 million), compared to RMB7.1 million for the third quarter of 2011. The Company’s effective tax rate was 58.9% during the third quarter of 2012, compared to 48.3% during the third quarter of 2011, primarily as a result of more non-deductible expenses such as privatization expenses incurred in this period.

Net income for the third quarter of 2012 was RMB2.5 million ($0.4 million), or RMB0.13 ($0.02) per diluted ADS, compared to RMB7.6 million, or RMB0.39 per diluted ADS, for the third quarter of 2011.

Non-GAAP adjusted net income for the third quarter of 2012, excluding foreign exchange losses, ESOP related charges, ASC 740 adjustment and privatization expenses, was RMB11.6 million ($1.8 million), compared to RMB13.1 million for the third quarter of 2011.

For the third quarter of 2012, the Company had approximately 154.4 million weighted average diluted ordinary shares outstanding, or 19.3 million weighted average diluted ADSs.

As of September 30, 2012, the Company had cash and cash equivalents and other short-term investments of RMB185.9 million ($29.8 million), compared to RMB179.4 million as of December 31, 2011.

Nine Months Ended September 30, 2012 Financial Performance

Revenue decreased 9.8% to RMB208.6 million ($33.2 million) for the nine months ended September 30, 2012 from RMB231.3 million for the nine months ended September 30, 2011. During this same time period, gross profit decreased 9.8% to RMB182.7 million ($29.1 million) from RMB202.7 million and operating income decreased by 65.7% to RMB19.1 million ($3.0 million) from RMB55.5 million.

Net income decreased 58.0% to RMB13.7 million ($2.2 million), or RMB0.09 ($0.01) per diluted ADS from RMB32.7 million, or RMB0.21 per diluted ADS, for the nine months ended September 30, 2011. Weighted average number of diluted ordinary shares outstanding was approximately 154.2 million for the nine months of 2012, or 19.3 million ADSs.

Non-GAAP Measures

Adjusted net income is presented to better illustrate the Company’s ongoing and core operational results. Adjusted net income is defined as net income excluding foreign exchange losses, ESOP related charges, ASC 740 adjustment and the Company’s privatization expenses. Adjusted net income may be calculated differently, and therefore the Company’s adjusted net income may not be comparable to similarly titled measures of other companies. Adjusted net income is not a measure of financial performance under U.S. generally accepted accounting principles (GAAP), and should not be considered in isolation or as an alternative to net income, cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from adjusted net income are significant and necessary components to the operations of the Company’s business, and, therefore, adjusted net income should only be used as a supplemental measure of operating performance.

Conference Call

The Company will hold a conference call at 8:00 a.m. ET on Monday, November 26, 2012 to discuss the third quarter 2012 financial results. Listeners may access the call by dialing:

United States toll free:	1-855-500-8701
China toll free:	400-1200654
Hong Kong toll free:	800-903737
United Kingdom toll free:	0800-0159724
International:	65-6723-9385
Conference ID:	64309501

A live webcast and replay of the earnings call will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis; and alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the management quotations and the statements relating to the Company’s new product development, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the product portfolio and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2011 AND 2012

	3Q 2011	3Q 2012		Nine Months 2011	Nine Months 2012
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)
Net revenue	87,247	75,397	11,997	231,253	208,587	33,189
Cost of revenue	(11,716)	(9,019)	(1,435)	(28,602)	(25,857)	(4,114)

Gross profit	75,531	66,378	10,562	202,651	182,730	29,075

Operating expenses
Research and development costs	(4,605)	(4,136)	(658)	(12,102)	(11,537)	(1,836)
Selling, marketing and distribution expenses	(41,620)	(37,628)	(5,987)	(99,407)	(105,219)	(16,742)
General and administrative expenses	(12,787)	(19,514)	(3,105)	(35,657)	(46,918)	(7,465)

Total operating expenses	(59,012)	(61,278)	(9,750)	(147,166)	(163,674)	(26,043)

Operating profit	16,519	5,100	812	55,485	19,056	3,032
Interest income	606	1,184	188	1,218	2,789	444
Interest expense	(831)	(236)	(38)	(2,970)	(710)	(113)
Foreign exchange (losses) gain	(1,579)	100	16	(4,475)	362	58
Other loss, net	(78)	(28)	(4)	(175)	(64)	(10)

Income before income tax expense	14,637	6,120	974	49,083	21,433	3,411
Income tax expense	(7,069)	(3,605)	(574)	(16,472)	(7,727)	(1,229)

Net income	7,568	2,515	400	32,611	13,706	2,182

Net (income) loss attributable to non-controlling interest	45	(2)	—	105	(3)	—
Net income attributed to ordinary shares	7,613	2,513	400	32,716	13,703	2,182

Net income per share
Basic	0.05	0.02	—	0.21	0.09	0.01
Diluted	0.05	0.02	—	0.21	0.09	0.01
Shares used in net income pershare computation
Basic	156,359,522	153,681,734	153,681,734	156,350,951	153,560,668	153,560,668
Diluted	157,631,522	154,390,734	154,390,734	157,231,116	154,246,544	154,246,544
Net income per ADS
Basic	0.39	0.13	0.02	1.67	0.71	0.11
Diluted	0.39	0.13	0.02	1.66	0.71	0.11
Shares used in net income per ADS computation
Basic	19,544,940	19,210,217	19,210,217	19,543,869	19,195,084	19,195,084
Diluted	19,703,940	19,298,842	19,298,842	19,653,890	19,280,818	19,280,818

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 and SEPTEMBER 30, 2012

	December 31	September 30,
	2011	2012
	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	179,385	120,212	19,240
Restricted cash	5,410	—	—
Short-term investments	—	65,690	10,513
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 and RMB393,860 (US$63,034) as of December 31, 2011 and September 30, 2012, respectively)	60,767	52,776	8,446
Bills receivable	109,256	99,013	15,846
Inventories	15,846	20,157	3,226
Prepayments	18,020	22,003	3,521
Other receivables	7,203	5,229	837
Prepaid income tax	8,179	14,838	2,375
Deferred tax assets	1,040	446	71

Total current assets	405,106	400,364	64,075

Non-current assets:
Property, plant and equipment, net	214,171	230,478	36,887
Land use rights, net	35,121	34,611	5,539
Intangible assets, net	21,212	19,429	3,109
Other Investments	3,414	3,414	546
Prepayments	15,884	31,640	5,064
Deferred tax assets	7,406	7,326	1,172

Total non-current assets	297,208	326,898	52,317

TOTAL ASSETS	702,314	727,262	116,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	7,000	7,000	1,120
Accounts payable	1,501	3,031	485
Accrued expenses and other payables	34,863	38,799	6,209
Income tax payable	3,312	2,968	475
Unrecognized tax benefits	2,656	5,763	922

Total current liabilities	49,332	57,561	9,211

Non-current liabilities:
Deferred tax liabilities	2,036	2,336	374
Deferred government grants	23,185	26,697	4,273
Long-term payable	12,934	13,494	2,160

Total non-current liabilities	38,155	42,527	6,807

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 157,906,470 shares issued and outstanding as of December 31, 2011; 474,200,000 shares authorized and 157,330,734 shares issued and outstanding as of September 30, 2012)	581	580	93
Additional paid-in capital	469,107	469,297	75,107
Retained earnings	143,180	155,335	24,860

Total shareholders’ equity	612,868	625,212	100,060

Non-controlling interests	1,959	1,962	314

TOTAL EQUITY	614,827	627,174	100,374

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	702,314	727,262	116,392

NKBP

Non GAAP Net Income

	Nine Months 2011	Nine Months 2012		3Q 2011	3Q 2012
	(RMB’000)	(RMB’000)	(USD$’000)	(RMB’000)	(RMB’000)	(USD$’000)
GAAP Net Income	32,716	13,703	2,180	7,613	2,513	400
Adjusting
Foreign Exchang Loss/(Gain)	4,475	(362)	(58)	1,579	(100)	(16)
ESOP	5,972	191	30	3,868	0	0
ASC 740 adjustment	0	3,107	494	0	1,607	256
Privatization expense	0	10,979	1,747	0	7,584	1,207
Non GAAP Net Income	43,163	27,618	4,394	13,060	11,604	1,846

Contact Information

China Nuokang Bio-Pharmaceutical Inc.

Mr. Steven Duan

Vice President of Investor Relations

Email: dsz@nkbp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5180

Email: robert.koepp@icrinc.com